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                              June 22, 2022

       Howard Marks
       Chief Executive Officer
       StartEngine Crowdfunding, Inc.
       3900 West Alameda Avenue
       Suite 1200
       Burbank, CA 91505

                                                        Re: StartEngine
Crowdfunding, Inc.
                                                            Amendment No. 1 to
Form 10-12G
                                                            Filed June 6, 2022
                                                            File No. 000-56415

       Dear Mr. Marks:

              We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 3, 2022 letter.

       Amendment No. 1 to Form 10-12G filed June 6, 2022

       Critical Accounting Policies, page 21

   1. We note your response to prior comment 7 and your revised disclosures. We reissue our comment as it relates
to the estimation uncertainty related to your investments collectibles and real estate,
including impairment risk.
       Item 10. Recent Sales of Unregistered Securities, page 33

   2.                                                   You disclose common
stock sales from March 2019 through December 19, 2021,
                                                        including that for
common stock sold from March 11, 2019 through July 7, 2020 you had not yet received funds
for all the sales. Please tell us how this activity reconciles to the activity presented in
the Consolidated Statements of Stockholders' Equity on page F-5.
 Howard Marks
FirstName
StartEngineLastNameHoward   Marks
            Crowdfunding, Inc.
Comapany
June       NameStartEngine Crowdfunding, Inc.
     22, 2022
June 22,
Page 2 2022 Page 2
FirstName LastName
Consolidated Financial Statements, page F-3

3. We note the revisions made to your financial statements for the year ended December 31,
         2021 as well as the updated date of your auditor's report. Tell us how you considered the guidance in ASC 250-10-20 (definition in glossary) and ASC 250-10-45-22 to 45-28 as well as SAB 99 in concluding that the changes should not be reported as an error in previously issued financial statements. Otherwise, revise to comply with that guidance by providing all the information required by ASC 250-10-50- 7, label the appropriate columns of the financial statements as "Restated" and have your auditor revise its report to reference the restatement consistent with paragraph 18e. of PCAOB Auditing Standard
         3101. In addition, tell us how you considered the impact of the revisions on your internal controls.
4. Please revise to include updated financial statements as of and for the quarter ended
         March 31, 2022, as required by Rule 8-08 of Regulation S-X.
Note 2. Summary of Significant Accounting Policies, page F-7

5. We note your response to prior comment 11. Please revise to include the carrying amounts of your collectible investments by category, for example art, wine, memorabilia and other collectible assets. In addition, revise to include the carrying amounts of your real estate investments by category, for example by portfolio type, e.g. commercial, residential.
6. We note your response to prior comment 16 and that the increase in the allowance of
         $256,525 was written off directly against deferred revenue at the time of invoicing.
         Please address the following:

                Tell us why if accounts deemed unlikely to pay and were written off, you have an outstanding allowance for these accounts;
                Tell us how you recognized the bad debt expense for the accounts deemed unlikely to pay;
                Tell us how recognizing the increase in the allowance directly against deferred revenue complies with ASC 310-10-35-24; and
                Tell us the original offsetting account to which you recognized the deferred revenue of $256,525 and if not cash, why.
7. We note your response to prior comment 12. You disclose here that investment stock received from customers has no readily determinable fair value, generally represents small amounts of ownership in your customers and that you account for investment stock received using the cost method, less adjustments for impairment in accordance with ASC
         321-10-35-2. Please explain the following:
             Why you disclose on page F-9 that investment stock is measured at fair value on a recurring basis as a Level 3 measurement.
             Why you recognized a change in fair value for investment stock of $.3 million for the
 Howard Marks
StartEngine Crowdfunding, Inc.
June 22, 2022
Page 3
              year ended December 31, 2021.
                How investment stock received with a cost of $2.9 million and impairment expense of $.4 million as disclosed on page F-11 reconciles to Level 3 Investment Stock activity presented on page F-10.
Note 7. Income Taxes, page F-20

8. We note your response to prior comment 21 and the related adjustment to your effective tax rate reconciliation. Please tell us how you determined the stock-based compensation adjustment of -65.8%, including why you have not recognized a deferred tax asset related to stock-based compensation in prior periods. Please also tell us how you determined the change in the valuation allowance adjustment of 54.1%. Refer to ASC 740-10-50-14.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Michelle Miller at (202) 551-3368 or Sharon Blume at
(202) 551- 3474
if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or David Lin at (202) 551-3552 with any other questions.



FirstName LastNameHoward Marks                               Sincerely,
Comapany NameStartEngine Crowdfunding, Inc.
                                                             Division of
Corporation Finance
June 22, 2022 Page 3                                         Office of Finance
FirstName LastName